February 10, 2020

Carleton M. Miller
Chief Executive Officer
Vislink Technologies, Inc.
1515 Ringling Blvd., Suite 310
Sarasota, FL 34236

       Re: Vislink Technologies, Inc.
           Registration Statement on Form S-1
           Filed February 3, 2020
           File No. 333-236230

Dear Mr. Miller:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    David E. Danovitch, Esq.